Exhibit 28(h)(3)

DAVIS GOVERMMENT MONEY MARKET FUND

AGREEMENT

MANAGEMENT FEE WAIVER

AND

EXPENSE REIMBURSEMENT

THIS AGREEMENT is made this 31st day of December 2011, between Davis Series, Inc., a Maryland corporation (“DSeries”) and Davis Selected Advisers, L.P., a limited partnership organized under the laws of Colorado (“DSA”).

RECITALS:

WHEREAS, DSeries is a registered open-end management investment company offering six authorized series, including Davis Government Money Market Fund (“DGMMF”), with four authorized classes of shares (Class A,B,C, and Y shares) to the public; and

WHEREAS, DSA serves as the investment adviser for DSeries; and

WHEREAS, both DSeries and DSA agree that, in the current economic conditions, it is desirable to reduce management fees and/or reimburse operating expenses to the extent provided below; and

WHEREAS, DSeries and DSA have agreed to amend and restate the Davis Government Money Market Fund Management Fee and Expense Reimbursement Agreement dated December 31, 2009 to allow DSA the potential to recover operating expense reimbursements,

NOW, THEREFORE, the parties hereby agree as follows:

1.	Reduction in DGMMF Expenses. DSA agrees to waive some or all of its management fees and to reimburse other DGMMF operating expenses such that DGMMF’s net investment income will not be less than zero for any class of shares.

2.	Potential Recovery DSA may recoup from the Fund any of the operating expenses it has reimbursed (but not any of the management fees which it has waived) until the end of the third calendar year after the end of the calendar year in which such reimbursement occurs. Any potential recovery is limited to an amount such that (i) DGMMF’s net investment income will not be less than zero for any class of shares; and (ii) may not exceed 0.10 percent of net assets (ten basis points) in any calendar year. The operating expenses which may potentially be reimbursed shall not begin to accrue until July 1, 2012.

3.

Duration of Agreement. This Agreement shall be effective for an initial period beginning on May 1, 2012 and ending on May 1, 2013. This Agreement shall automatically renew for additional twelve month periods if not terminated, in writing, by either party before May 1st of each year.

4.	Termination of Prior Agreement This Agreement supersedes and replaces the agreement dated December 31, 2009 also entitled “Davis Government Money Market Fund Agreement Management Fee Waivers and Expense Reimbursement”

IN WITNESS WHEREOF, the parties have duly executed this Agreement, all as of the date first written above.

Davis Series, Inc.

By:
Thomas Tays
Vice President

Davis Selected Advisers, L.P. By Davis Investments, LLC (General Partner)

By:
Kenneth Eich
Chief Operating Officer